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September 25, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Virios Therapeutics, LLC Amendment No. 1 to Registration Statement on Form S-1 Filed September 16, 2020 File No. 333-248447

On behalf of our client, Virios Therapeutics, LLC (the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 23, 2020 (the “Comment Letter”) relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below are the Registrant’s responses to the Staff’s comments. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement filed today.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Prospectus Summary

Phase 2b IBS Trial Holds Potential to Build IMC-1 Value as a Complement to FM, page 5

1.	We note your response to prior comment 1, including your revised disclosure at the top of page 5. Please further revise to delete the mitigating disclosure regarding the serious adverse effect. Please also update the text in the first paragraph of this section as it currently continues to refer to the deleted graphic.

Division of Corporation Finance

Securities and Exchange Commission

September 25, 2020

The Registrant has revised page 1 to delete the mitigating disclosure and page 5 to remove the reference to the deleted graphic.

Business

PRID-201 Phase 2a Study of IMC-1 In Patients With Fibromyalgia (NCT01850420), page 78

2.	As previously stated in our prior comment 7, please ensure that your narrative disclosure clearly explains the results in your table that is now on page 81. For example, it does not appear that there is narrative discussion covering the 30% pain reduction endpoints. Please also clarify if the results are not statistically significant, (or if the studies were not powered for statistical significance with respect to certain endpoints), as you state that IMC-1 exhibited "significant" improvements across "a full battery of secondary outcomes."

The Registrant has revised page 80 to clarify the disclosure relating to pain reduction endpoints and explain that the pain reduction endpoints are not statistically significant.

Employment Agreements, page 107

3.	In your response to prior comment 13 you state Mr. Burch will resign as President upon completion of the offering, but you only appear to disclose the planned resignation of Mr. Burch in a footnote on page 99. Please revise your registration statement to integrate Mr. Burch's planned resignation with your other disclosures. For example, on page 5 you discuss your newly expanded leadership team and highlight Mr. Burch's prior experience but you do not disclose that he will be resigning as your President. In addition, on page 43 you disclose that you are highly dependent on the development, regulatory, commercialization and business development expertise of Mr. Burch, but do not disclose his planned resignation. In addition, you state on page 99 that he will resign in connection with the Corporate Conversion, but state in your response that he will resign upon the completion of the offering. Please revise to reconcile, or advise.

The Registrant has revised pages 5, 43 and 107 to include additional disclosures relating to Mr. Burch’s resigning as President and joining the board of the Registrant upon the completion of the Corporate Conversion.

Employment Agreements with new Executive Officers, page 108

4.	We note your new disclosure on page 110 relating to your employment agreement entered into with Dr. Gendreau. We note that the employment agreement for Dr. Gendreau contains provisions relating to potential payments upon a change of control in addition to the severance payment you described. Please revise to discuss such provisions, as required by Item 402(q) of Regulation S-K. In addition, to the extent applicable, please also correspondingly revise your disclosure for the other new employment agreements with new executive officers.

Division of Corporation Finance

Securities and Exchange Commission

September 25, 2020

The Registrant has revised pages 108-110 to add additional disclosure relating to potential payments upon a change of control.

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix
Darrick M. Mix

cc:	Greg Duncan, Virios Therapeutics, LLC